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                                 HOLLINGER INC.
                                  STATUS UPDATE

         Toronto, Ontario, Canada, June 16, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended, was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

         On June 8, 2005, Mr. Justice Colin L. Campbell of the Ontario Superior Court of Justice ordered that Peter G. White be removed as a director and officer of Hollinger effective immediately and that Hollinger was not required to indemnify Mr. White for his legal expenses with respect to the removal motion. The removal had been requested by the independent directors of Hollinger. Consequently, Robert J. Metcalfe, in addition to acting as the Executive Vice President and Chief Operating Officer of Hollinger, has been appointed Secretary of Hollinger. Mr. White has filed Notices of Appeal in respect of the foregoing.

Financial Statements

         As previously reported, Hollinger's 2003 annual financial statements could not be completed and audited until Hollinger International Inc.'s 2003 annual financial statements were completed. On January 18, 2005, Hollinger International Inc. ("Hollinger International") filed its 2003 Form 10-K with the U.S. Securities and Exchange Commission (the "SEC"), which included audited financial statements and related management discussion and analysis ("MD&A") for the year ended December 31, 2003 and restated audited financial results for the years ended December 31, 1999, 2000, 2001 and 2002. Hollinger International stated that the restated financial results were to correct accounting errors in prior periods and to reflect reclassifications arising from the adoption of a new accounting standard. On January 21, 2005, Hollinger International filed its audited financial statements, MD&A and renewal Annual Information Form ("AIF") for the year ended December 31, 2003 with the Canadian securities regulatory authorities. The foregoing were necessary but not sufficient conditions to permit Hollinger to complete and file its 2003 annual financial statements as the completion and audit of such financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and Hollinger International's auditors.

         On May 19 and 20, 2005, Hollinger International filed its quarterly reports on Form 10-Q for the three, six and nine month periods ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively, with the SEC. These interim financial statements (and related MD&A) were also filed with the Canadian securities regulatory authorities on May 24, 2005.

         Neither Hollinger International nor Hollinger has been able to file its annual financial statements, MD&A and AIF for the year ended December 31, 2004 on a timely basis as required



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by Canadian securities legislation. Hollinger International has not yet filed its interim financial statements for the fiscal quarter ended March 31, 2005 and Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004 and March 31, 2005. Hollinger International stated in its press release of June 10, 2005 that it anticipates filing its Annual Report on Form 10-K for the year ended December 31, 2004 prior to the end of August 2005. Hollinger International further stated that it expects to become current with its continuous disclosure obligations upon the filing of its third quarter interim financial statements in November 2005.

         Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis, as described below (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by management of Hollinger and was not audited or reviewed by Hollinger's auditors. The Alternative Financial Information includes the accounts of Hollinger and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments. Investments in other companies and subsidiaries, such as Hollinger International, are not consolidated but rather are carried as investments and are accounted for at their market value. The Alternative Financial Information has been prepared in accordance with Hollinger's traditional accounting policies with the exception that it has been prepared as though Hollinger had always accounted for its assets and liabilities at their market values.

         It is Hollinger's intention to complete and publicly disclose an unaudited consolidated balance sheet as at December 31, 2004, together with notes thereto, prepared on an alternative basis similar to that of the Alternative Financial Information described above along with unaudited consolidated statements of income, retained earnings and cash flows for the year then ended, all prepared on an alternative basis.

Further Extension to be Sought for Holding 2004 Annual Shareholders' Meeting and 2005 Annual Shareholders' Meeting

         On January 27, 2005, Mr. Justice Campbell of the Ontario Superior Court of Justice granted Hollinger an interim order extending the time for calling Hollinger's 2004 annual shareholders' meeting to a date not later than June 30, 2005. The postponement was sought because until such time as the annual audited financial statements of Hollinger for the year ended December 31, 2003 are complete, Hollinger is unable to satisfy the Canadian law requirement that such financial statements be placed before the shareholders at the annual shareholders' meeting. As Hollinger's 2003 annual financial statements are still not complete, Hollinger will be seeking a further interim order extending the time for calling Hollinger's 2004 annual shareholders' meeting beyond the deadline of June 30, 2005 set out in the Mr. Justice Campbell's order and an extension of time for calling Hollinger's 2005 annual shareholders' meeting. Hollinger intends to hold its 2004 and 2005 annual shareholders' meetings as soon as practicable after its fiscal 2003 and 2004 audited financial statements are completed and available for mailing to shareholders.



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Inspection

         Ernst & Young Inc. (the "Inspector") is continuing the inspection of Hollinger's related party transactions pursuant to an Order of Mr. Justice Campbell of the Ontario Superior Court of Justice. The Inspector has provided eight interim reports with respect to its inspection of Hollinger. Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

         In his Reasons for Decision dated May 31, 2005, Mr. Justice Campbell ordered that the Inspector could examine former senior management of Hollinger, including Conrad (Lord) Black, F. David Radler and J.A. Boultbee, in connection with the inspection. Mr. Justice Campbell further ordered that the individuals could seek directions of the Court once the Inspector serves notice of its intention to examine these individuals. On June 7 and 8, 2005, Lord Black, Mr. Radler and Mr. Boultbee filed Notices of Appeal in respect of the foregoing.

         To June 10, 2005, the cost to Hollinger of the inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$8.53 million.

Supplemental Financial Information

         As of the close of business on June 10, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$69.6 million of cash or cash equivalents, including restricted cash other than as described separately below, on hand and Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the June 10, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$9.56, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$150,789,143. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) approximately C$8.0 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to certain current and former independent directors and officers; (b) approximately C$3.0 million with the law firm of Goodmans LLP to be available to satisfy Hollinger's aggregate severance obligations to its current independent directors; and (c) approximately US$5.5 million in cash with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes). Consequently, there is currently in excess of US$148.8 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.



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Ravelston Receivership

         Mr. Justice James Farley of the Ontario Superior Court of Justice issued two orders on April 20, 2005 by which the indirect parent company of Hollinger, The Ravelston Corporation Limited ("Ravelston"), and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada) (the "CCAA Order"). At that time, RSM Richter Inc. (the "Receiver") was appointed receiver of all of the assets of Ravelston and RMI except for certain shares (the "Excluded Shares") held directly or indirectly by them, including shares of Hollinger and RMI. On May 18, 2005, Mr. Justice Farley further ordered that the Receivership Order and the CCAA Order each applied to Argus Corporation Limited ("Argus") and five of its subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding retractable common shares of Hollinger. In addition, Mr. Justice Farley extended to July 20, 2005 the stay of proceedings against Ravelston and RMI that he had granted on April 20, 2005 with the exception of the action brought by Hollinger International against Hollinger, Ravelston, RMI and others in the U.S. District Court for the Northern District of Illinois. Further, Mr. Justice Farley approved the agreement between Hollinger International and the Receiver pursuant to which Hollinger International altered its poison pill to exempt the Receiver from its provisions by making it an "exempt stockholder", the effect of which was to allow the Receiver to take control of the Excluded Shares. The agreement further provided that Hollinger International would not object to the sale by the Receiver of an unspecified number of retractable common shares of Hollinger in order to pay for the costs of the receivership.

         The May 18, 2005 Order also provided for the Receiver to take possession and control of the Excluded Shares upon the Receiver being satisfied, among other things, that such action would not trigger the Hollinger International poison pill. On or about June 1, 2005, the Receiver delivered a certificate to the Court certifying that it was satisfied that the conditions precedent to its taking possession and control of the Excluded Shares, and exercising the rights and privileges attached thereto, had been satisfied. As a result of such action, the Receiver's receivership has been extended to the Excluded Shares.

Outstanding Notes

         As previously announced, as a result of the Receivership Order, the CCAA Order and the related insolvency proceedings respecting Ravelston, RMI and Argus, an Event of Default has occurred under the terms of the indentures governing the Senior Notes and Second Priority Notes. With respect to both the Senior Notes and the Second Priority Notes, the relevant trustee under the indentures or the holders of at least 25 percent of the outstanding principal amount of the relevant Notes has the right to accelerate the maturity of the Notes. Until the Event of Default is remedied or a waiver is provided by holders of the Notes, the terms of the indentures prevent Hollinger from honouring retractions of its Series II Preference Shares. Hollinger is currently exploring alternative forms of financing for the Notes.


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Company Background

         Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca



                              www.hollingerinc.com